Exhibit 99.1
Bitdeer Announces April 2025 Production and Operations Update

-	Commenced energization at Tydal, Norway and Jigmeling, Bhutan Datacenters along with the deployment of SEALMINERs A1 and A2

SINGAPORE, May 9, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining, today announced its unaudited mining and operations updates for April 2025.

Operational Update

•	Self-mined Bitcoin: 166 Bitcoins, increase of 45.6% from March 2025 on higher average self-mining hashrate from energization of SEALMINERs.
•	Mining Rig Manufacturing and R&D:
o	SEALMINER A1: 3.7 EH/s are energized with remaining 0.1 EH/s to be energized in Q2 2025.
o	SEALMINER A2:
o	Total of 3.3 EH/s mining rigs have been manufactured and 1.2 EH/s are in assembly as of the end of April.
o	Of the 3.3 EH/s mining rigs that have been manufactured:
•	External-sales: 1.3 EH/s of mining rigs have been shipped to external customers.
•	Self-mining:
•	0.5 EH/s have been deployed in Texas and Tydal, Norway.
•	0.4 EH/s are in-transit to Bitdeer’s site in Texas and Tydal, Norway.
•	1.1 EH/s are being prepared for shipping.
o	SEALMINER A3:
o
Beyond the initial testing result of an energy efficiency of 9.7 J/TH at the chip level while running at low voltage, ultra power-saving mode, Bitdeer successfully completed testing several dozen of its prototype models in April 2025, with all the test results meeting expectations.

o	Machine level testing is expected to be finalized by late Q2 2025.
o	SEALMINER A4:
o	SEAL04 R&D remains on track to achieve an expected chip efficiency of approximately 5 J/TH with anticipated initial tape-out in Q4 2025.
•	HPC/AI:
o	Discussions are ongoing with multiple development partners and potential end users for selected large scale sites in the U.S. for HPC/AI.
•	Hosting:
o	Client-hosted mining rigs increased by 3,000 units or 0.6 EH/s in April 2025, due to existing customers increasing hosted mining rigs.
•	Infrastructure:
o	Tydal, Norway: 70 MW of available power capacity was energized in April 2025. The remaining 105 MW are expected to be energized by end of Q2 2025.
o
Jigmeling, Bhutan: 132 MW of available power capacity was energized in April 2025. The remaining 368 MW are on track to be energized in phases by the end of Q2 2025. Two 132kV transformers have been energized and five 220kV transformers are expected to be ready for energization in June 2025. Construction of datacenter infrastructure and cooling systems are in progress and also expected to be completed in June 2025.

o	Clarington, Ohio: Paused Bitcoin mining related construction at 570 MW Clarington, Ohio site (Phase 1 and 2) as a result of advancing HPC/AI discussions.
•	Financing:
o
In April 2025, Bitdeer entered into a loan agreement with Matrixport Group, a related party of the Company, for a financing facility of up to US$200.0 million. Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate. Each drawdown is repayable in fixed monthly installments over a 24-month term and is secured by a pledge of SEALMINERs.

Management Commentary

“In April 2025, we successfully energized 70 MW and 132 MW of power capacity at our Tydal, Norway expansion and Jigmeling, Bhutan sites, respectively, bringing Bitdeer’s global available power capacity to nearly 1.1 GW,” said Matt Kong, Chief Business Officer at Bitdeer. “By the end of June 2025, we expect to energize the remaining 473 MW at Tydal and Jigmeling, increasing our global available power capacity to 1.6 GW—of which more than half will be located outside the U.S. Our early investment in global diversification is now yielding meaningful strategic benefits. Our international footprint enhances our operational flexibility, particularly as we navigate evolving global trade dynamics. In the near term, we are prioritizing deployments of our SEALMINER A2s in Norway and Bhutan, which we expect will drive our self-mining hashrate to over 40 EH/s in 2025. Further, we made the strategic decision to pause Bitcoin mining related construction at our 570 MW site in Clarington, Ohio due to advancing discussions with multiple development partners and end users for HPC/AI. The Company maintains full optionality to reassess and resume the build-out for Bitcoin mining at a later date.”

Production and Operations Summary

Metrics	Apr 2025	Mar 2025	Apr 2024
Total hash rate under management[1] (EH/s)	25.1	24.2	22.3
- Proprietary hash rate	12.4	12.1	8.4
• Self-mining	12.4	11.5	6.7
• Cloud Hash Rate	-	-	1.7
• Delivered but not hashing	-	0.6	-
- Hosting	12.7	12.1	13.9
Mining rigs under management	179,000	175,000	224,000
- Self-owned[2]	98,000	97,000	86,000
- Hosted	81,000	78,000	138,000
Bitcoins mined (self-mining only)	166	114	265
Bitcoin held[3]	1,246	1,156	103

1 Total hash rate under management as of April 30, 2025 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
3 Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Site / Location	Capacity (MW)	Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	120	Online	Completed
- Gedu, Bhutan	100	Online	Completed
- Jigmeling, Bhutan	132	Online	Completed
Total electrical capacity	1,098[5]
Pipeline capacity
- Tydal, Norway Phase 2	105	In progress	Q2 2025
- Massillon, Ohio	221	In progress	Q3 - Q4 2025
- Clarington, Ohio Phase 1	266	Paused	TBD
- Clarington, Ohio Phase 2	304	Pending approval	TBD
- Jigmeling, Bhutan	368	In progress	Q2 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
- Oromia Region, Ethiopia	50	In planning	Q4 2025
Total pipeline capacity	1,592
Total global electrical capacity	2,690

4 Indicative timing. All timing references are to calendar quarters and years.
5 Figures represent total available electrical capacity.

Rockdale, Texas – 100 MW Hydro-cooling conversion energization commenced:
•	All cooling system delivered and installed.
•	Energization in accordance with the phased of delivery of mining rigs.
•	Approximately 1.4 EH/s of SEALMINER A1 hydro mining rigs have been energized.

Tydal, Norway – 175 MW site expansion has commenced energization and is expected to be fully energized by end of Q2 2025:
•	70 MW was energized in April.
•	Remaining 105 MW is expected to be energized in phases by end of Q2 2025.
•
Installation of the transformers has been completed, with the delivery and installation of electrical equipment currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.

Massillon, Ohio – 221 MW site on track for completion in H2 2025:
•	Substation construction is underway and is expected to be completed in Q3 2025.
•	Building design completed and construction has begun earlier than expected.
•	Estimated energization is expected to be completed in phases between Q3 and Q4 2025.

Clarington, Ohio – Paused Bitcoin mining related construction at 570 MW Clarington, Ohio site (both Phase 1 and 2) as a result of advancing HPC/AI discussions.
•	The Company maintains full optionality to reassess and resume the build-out for Bitcoin mining at a later date.

Jigmeling, Bhutan – 500 MW site has commenced energization and is expected to be fully energized in phases by end of Q2 2025:
•	132 MW was energized in April.
•	Remaining 368 MW is expected to be energized in phases by end of Q2 2025.
•	Two 132kV transformers have been energized and five 220kV transformers are expected to be ready for energization in June 2025.
•	Delivery of containers and hydro-cooling systems are in progress and is expected to be completed in phases by Q2 2025.

Fox Creek, Alberta – 101 MW site acquired in Alberta, sitting on 19 acres, is fully licensed and permitted:
•	Site includes all permits and licenses to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator (“AESO”).
•	Bitdeer will develop and construct the power plant in partnership with a leading engineering, procurement and construction (“EPC”) company and is expected to be energized by Q4 2026.

Oromia Region, Ethiopia – Signed an SPA and a turnkey agreement for the acquisition and construction of a 50 MW Bitcoin mining project in Ethiopia for US$7.5 million:
•	Acquisition includes local Ethiopian company with a mining permit, connected to a neighboring transmission substation at 33kV interconnection.
•	This local Ethiopian company has signed a Power Purchase Agreement (PPA) with Ethiopian Electric Power Company for a duration of 4 years at an electricity price of approximately US$0.036/ kWh.
•	Bitdeer is working closely with an EPC contractor with specialized experience in Bitcoin mining and this mining project is expected to be energized in Q4 2025.

Upcoming Conferences and Events
o	May 14 – 15, 2025: Macquarie Asia Conference 2025 in Hong Kong
o	May 19 – 20, 2025: Barclay 15th Annual Emerging Payments and Fintech Forum in New York City
o	May 20, 2025: Benchmark Virtual Digital Asset Seminar
o	May 21 – 22, 2025: B. Riley 25th Annual Investor Conference in Marina Del Rey, California
o	May 28, 2025: Orange Group & Blockware Sell-side and Buy-side Conference in Las Vegas, Nevada
o	June 24 – 26, 2025: Roth 15th Annual Conference in London
o	June 25, 2025: Northland Virtual Growth Conference 2025

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com